# CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04045466

October 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 2 2004
WASH. D.C.
202

Dear Sirs:

SUPPL

**Re: CI Fund Management Inc. (the "Company")**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934**
**Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
OCT 1 9 2004
THOMSON
FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

10/18

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release

**FOR IMMEDIATE RELEASE** **TSX Symbol: CIX**

## CI Fund Management reports sales and assets for August

TORONTO (September 1, 2004) – CI Fund Management Inc. ("CI") today reported total fee-earning assets at August 31, 2004, of $64.1 billion. This represented a slight decline of 0.5% from a month ago and an increase of 81% from a year earlier.

CI had total gross sales of $415 million and gross redemptions of $415 million in August, resulting in flat net sales for the month. This consisted of net sales of $24 million at Assante Corporation and $24 million in net redemptions at CI Mutual Funds Inc., which had net redemptions of $27 million in long-term funds and net sales of $3 million in money market funds.

Total fee-earning assets consisted of managed assets of $48.3 billion and administered assets of $15.8 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $42.4 billion, labour-sponsored funds of $177 million, structured products of $1.1 billion and institutional assets of $4.7 billion. Administered assets included $15.1 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds® **News Release**

| CI FUND MANAGEMENT INC.<br>AUGUST 31, 2004<br>MONTH-END STATISTICS | | | |
|---|---|---|---|
| MONTHLY SALES DATA | GROSS SALES (millions) | REDEMPTIONS (millions) | NET SALES (millions) |
| CI funds excluding MMF | $284 | $311 | $-27 |
| CI money market | 50 | 47 | 3 |
| TOTAL CI Funds | $334 | $358 | $-24 |
| TOTAL Assante Funds | $81 | $57 | $24 |
| TOTAL CI | $415 | $415 | $0 |

| FEE-EARNING ASSETS | July 31/04 (millions) | Aug. 31/04 (millions) | % Change |
|---|---|---|---|
| CI mutual/segregated funds | $34,590 | $34,331 | -0.7 |
| Assante funds | 8,027 | 8,029 | 0.0 |
| | $42,617 | $42,360 | -0.6 |
| Managed labour-sponsored funds | 177 | 177 | 0.0 |
| Structured products | 1,085 | 1,090 | 0.5 |
| TOTAL Retail Managed Assets | $43,879 | $43,627 | -0.6 |
| Managed institutional | 4,718 | 4,677 | -0.9 |
| TOTAL Managed Assets | $48,597 | $48,304 | -0.6 |
| CI administered assets | 746 | 743 | -0.4 |
| Assante/IQON assets under administration (net of Assante funds) | 15,100 | 15,100 | 0.0 |
| TOTAL FEE-EARNING ASSETS | $64,443 | $64,147 | -0.5 |

| AVERAGE RETAIL MANAGED ASSETS | July 31/04 (millions) | Aug. 31/04 (millions) | % Change |
|---|---|---|---|
| Monthly | $44,046 | $43,385 | -1.5 |
| Quarter-to-date | $44,311 | $43,999 | -0.7 |
| Fiscal year-to-date | $44,311 | $43,999 | -0.7 |

| COMMON SHARES | |
|---|---|
| Outstanding shares | 295,200,851 |
| In-the-money options | 9,342,445 |
| Percentage of all options | 100% |
| All options % of shares | 3.2% |
| Dividend yield at $16.17 | 3.7% |
| Shares repurchased during month | nil |
| Average repurchase price | n/a |

| FINANCIAL POSITION | (millions) |
|---|---|
| Bank debt | $255 |
| In-the-money option liability (net of tax) | 31 |
| Cash & marketable securities | 61 |
| Net Debt Outstanding | $225 |
| Terminal redemption value of funds (est) | $805 |

*This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.*

-30-

*For further information contact:*
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 · Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: GSX.PR.A** **FOR IMMEDIATE RELEASE**

## Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

**Toronto, September 3, 2004** – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending September 30, 2004 of $0.13125 per preferred share payable on September 30, 2004 to shareholders of record as at September 15, 2004.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\sept04\rel-global-res.doc

CI Funds®
CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release

**FOR IMMEDIATE RELEASE** **TSX Symbol: CIX**

## CI Funds completes mergers and reorganization of several funds

TORONTO (September 7, 2004) – CI Mutual Funds Inc. ("CI") today announced the successful completion of 15 mutual fund mergers and the reorganization of its global corporate class fund structures. The changes were approved by the funds' securityholders at special meetings in Toronto on September 2, 2004.

"These changes are part of our commitment to providing distinct, efficient funds while continuing to offer the industry's broadest selection of investment funds," said Peter W. Anderson, President and Chief Executive Officer of CI. "With the completion of this step, we will continue to consider opportunities to streamline our lineup."

Most of the funds that were merged had similar investment mandates and the same portfolio manager. The following mutual fund mergers were approved:

| Terminating Fund | Continuing Fund |
|---|---|
| CI Canadian Equity Fund | CI Canadian Investment Fund |
| Landmark Global Sector Fund | Synergy Global Momentum Sector Fund* |
| Landmark Global RSP Fund | Synergy Global Momentum RSP Fund |
| CI TACTONICS Fund | Synergy Global Momentum Sector Fund* |
| CI TACTONICS RSP Fund | Synergy Global Momentum RSP Fund |
| Landmark Canadian Fund | Synergy Canadian Momentum Class |
| Synergy Global Value Class | CI Global Value Sector Fund |
| Synergy Global Value RSP Fund | CI Global Value RSP Fund |
| Synergy American Growth Class | CI Value Trust Sector Fund |
| Synergy American Growth RSP Fund | CI Value Trust RSP Fund |
| Synergy Global Growth Class | CI Global Sector Fund |
| Synergy Global Growth RSP Fund | CI Global RSP Fund |
| Synergy European Momentum Class | CI European Sector Fund |
| Synergy European Momentum RSP Fund | CI European RSP Fund |
| Synergy Global Short-Term Income Class | CI Global Bond Sector Fund |

* *Formerly Synergy Global Momentum Class*



In addition, securityholders approved the amalgamation of two of CI's global corporate class structures. With the merger of Synergy Global Fund Inc. into CI Sector Fund Limited, investors in these tax-efficient vehicles gained access to a much wider choice of investment options. CI Sector Fund offers more than 40 distinct share classes, between which investors can switch without triggering a disposition for tax purposes.

The amalgamation resulted in Synergy Global Momentum Class and Synergy Global Style Class being converted to Synergy Global Momentum Sector Fund and Synergy Global Style Management Sector Fund, respectively. Meanwhile, the other five fund classes within Synergy Global Fund Inc. were merged into funds that are part of CI Sector Fund Limited.

As part of the changes, Landmark Canadian Sector Fund was renamed Synergy Canadian Momentum Sector Fund and its underlying fund was changed to Synergy Canadian Momentum Class. The underlying funds for Synergy Global Momentum RSP Fund and Synergy Global Style Management RSP Fund were changed to Synergy Global Momentum Sector Fund and Synergy Global Style Management Sector Fund, respectively.

The merger also resulted in Insight units of Landmark Canadian Fund being converted to Insight shares of Synergy Canadian Momentum Class, and in changes to the underlying funds of two Sun*Wise* Segregated Funds, Sun*Wise* CI TACTONICS Fund and Sun*Wise* CI Canadian Equity Fund.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.1 billion in fee-earning assets as of August 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

*For further information, contact:*
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

82-4994

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com



# Communiqué

**Pour diffusion immédiate** **Symbole TSX : CIX**

## Fonds CI complète la fusion et la restructuration de plusieurs fonds

TORONTO (le 7 septembre 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui la réalisation fructueuse de 15 fusions de fonds communs de placement ainsi que la restructuration de ses « structures de catégories d'entreprises mondiales ». Les changements ont été approuvés par les porteurs de parts des fonds lors des réunions tenues le 2 septembre 2004.

« Ces conversions font partie de notre engagement à vous offrir des fonds efficaces et inégalés, tout en continuant à offrir un accès à la plus importante sélection de fonds communs de placement de l'industrie », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Suite à la mise en oeuvre de cette démarche, nous continuerons à découvrir des occasions qui mèneront à la rationalisation de notre gamme de fonds ».

Dans la plupart des cas, les fonds qui ont été fusionnés possédaient des mandats de placement similaires, ainsi que les mêmes gestionnaires de portefeuille. La fusion des fonds communs de placement listés ci-après a été approuvée :

| **Fonds clôturé** | **Fonds prorogé** |
|---|---|
| Fonds d'actions canadiennes CI | Fonds de placements canadiens CI |
| Fonds secteur mondial Landmark | Fonds secteur momentum mondial Synergy* |
| Fonds RER mondial Landmark | Fonds RER momentum mondial Synergy |
| Fonds TACTONICS CI | Fonds secteur momentum mondial Synergy* |
| Fonds RER TACTONICS CI | Fonds RER momentum mondial Synergy |
| Fonds canadien Landmark | Catégorie momentum canadien Synergy |
| Catégorie valeur mondiale Synergy | Fonds secteur valeur mondiale CI |
| Fonds RER valeur mondiale Synergy | Fonds RER de valeur mondiale CI |
| Catégorie croissance américaine Synergy | Fonds secteur valeur de fiducie CI |
| Fonds RER croissance américaine Synergy | Fonds RER de valeur de fiducie CI |
| Catégorie croissance mondiale Synergy | Fonds secteur mondial CI |
| Fonds RER croissance mondiale Synergy | Fonds RER mondial CI |
| Catégorie momentum européen Synergy | Fonds secteur européen CI |

| | |
|---|---|
| Fonds RER momentum européen Synergy | Fonds RER européen CI |
| Catégorie revenu à court terme mondial Synergy | Fonds secteur obligations mondiales CI |

** Anciennement la « Catégorie momentum mondial Synergy »*

En outre, les porteurs de parts ont approuvé la fusion de deux « structures de catégories d'entreprises mondiales » offertes par CI. La fusion de Synergy Global Fund Inc. avec CI Sector Fund Limited confère à ceux qui investissent dans ces véhicules fiscalement avantageux un accès plus vaste aux choix de placements. CI Sector Fund offre plus de 40 catégories d'actions inégalées. Les porteurs de parts peuvent effectuer des transferts entre ces catégories en dehors des obligations fiscales résultant des règles de la disposition présumée.

La fusion a eu pour effet de combiner la Catégorie momentum mondial Synergy et la Catégorie gestion de style mondial Synergy avec le Fonds secteur momentum mondial Synergy et le Fonds secteur gestion de style mondial Synergy, respectivement. Entre temps, les cinq autres catégories de fonds de Synergy Global Fund Inc. ont été fusionnées avec des fonds qui font actuellement partie de CI Sector Fund Limited.

Parmi ces changements, notons le changement de nom du Fonds secteur canadien Landmark qui est devenu le Fonds secteur momentum canadien Synergy. De plus, son fonds sous-jacent a pris le nom de Catégorie momentum canadien Synergy. Les fonds sous-jacents du Fonds RER momentum mondial Synergy et du Fonds RER gestion de style mondial Synergy ont été convertis pour devenir le Fonds secteur momentum mondial Synergy et le Fonds secteur gestion de style mondial Synergy, respectivement.

La fusion a aussi résultée en la conversion des parts Prestige du Fonds canadien Landmark en parts Prestige de la Catégorie momentum canadien Synergy, ainsi que la conversion des fonds sous-jacents de deux fonds distincts Sun*Wise*, plus précisément le Fonds TACTONICS CI Sun*Wise* et le Fonds d'actions canadiennes CI Sun*Wise*.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 64,1 milliards de dollars au 31 août 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse : www.cifunds.com

-30-

*Pour de plus amples renseignements, veuillez communiquer avec :*

Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: Series A: SIA.UN**
**Series B: SIA.U**

**FOR IMMEDIATE RELEASE**

## Skylon International Advantage Yield Trust Announces Distribution for Month Ending September 30, 2004

**Toronto, September 20, 2004** – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending September 30, 2004 as follows:

| Series | Distribution Amount | Record Date | Payment Date |
|---|---|---|---|
| Series A units | Cdn$0.1042 per unit | September 30, 2004 | October 15, 2004 |
| Series B units | US$0.0417 per unit | September 30, 2004 | October 15, 2004 |

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: SKG.UN** **FOR IMMEDIATE RELEASE**

## Skylon Growth & Income Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.05833 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\sept04\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: SPO.UN** **FOR IMMEDIATE RELEASE**

## Skylon Global Capital Yield Trust II Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004 –** Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.1510 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

V:\cvb\funds\skylon\distributions\sept04\rel-skylon-globalii.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: SLP.UN** **FOR IMMEDIATE RELEASE**

## Skylon Global Capital Yield Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.1510 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\sept04\rel-skylon-global.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: SLN.UN** **FOR IMMEDIATE RELEASE**

## Skylon Capital Yield Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.1875 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\sept04\rel-skylon-capital.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: SAX.UN** **FOR IMMEDIATE RELEASE**

## Saxon Diversified Value Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.0666 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\sept04\rel-saxon.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: HYM.UN** **FOR IMMEDIATE RELEASE**

## High Yield & Mortgage Plus Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.15625 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\sept04\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

# News Release

**TSX Symbol: CNV.UN** **FOR IMMEDIATE RELEASE**

## Convertible & Yield Advantage Trust Announces Distribution For Month Ending September 30, 2004

**Toronto, September 20, 2004** – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending September 30, 2004 of $0.1458 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\sept04\rel-skylon-convert.doc

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release

**TSX Symbol: HYB.UN** **FOR IMMEDIATE RELEASE**

## DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

**Toronto, September 20, 2004** – DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2004 of $0.61 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the ten year life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the Untied States market by Canadian corporations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

J:\cvb\funds\ddj\distrib\2004\sept\sept04-cdn.dot

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release

**TSX Symbol: DDJ.UN** **FOR IMMEDIATE RELEASE**

## DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

**Toronto, September 20, 2004** – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending September 30, 2004 of $0.0625 per unit payable on October 15, 2004 to unitholders of record as at September 30, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\sept\sept04.dot

82-4994

CI Funds®
CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release



TSX Symbol: CIX

FOR IMMEDIATE RELEASE

## CI Funds announces portfolio manager changes, proposed fund mergers

TORONTO (September 20, 2004) – CI Mutual Funds Inc. ("CI") today announced portfolio management changes to six funds and a proposal to merge five Clarica-branded mutual funds.

"These changes reflect CI's ongoing commitment to streamlining its lineup of funds and portfolio managers," said Peter W. Anderson, President and Chief Executive Officer of CI. "We are creating stronger, more efficient funds and putting them in the hands of the best available investment managers."

The portfolio management changes are effective immediately. First, CI's Harbour Funds Group has been named portfolio advisor to Clarica Balanced Fund, Clarica Canadian Large Cap Value Fund and Clarica Global Large Cap Value Fund, replacing AIM Funds Management Inc. Gerald Coleman, Chief Investment Officer of Harbour, is lead manager of the three funds, while Stephen Jenkins is co-manager of Clarica Global Large Cap Value Fund.

CI is making the change because it is proposing to merge the three funds, which have total assets of just $98 million, into other Clarica-branded funds that are already managed by Harbour using its proven value-oriented approach.

Second, Sionna Investment Managers Inc. has been named portfolio advisor to CI Canadian Small Cap Fund, with $244 million in assets, as well as the Canadian small-cap value portions of Synergy Canadian Style Management Class and Synergy Tactical Asset Allocation Fund. Kim Shannon, Chief Investment Officer of Sionna, and Teresa Lee are the portfolio managers. Sionna replaces Robert Tattersall of Howson Tattersall Investment Counsel Ltd., which has resigned from these mandates. The overall investment style of the funds will not change, as Sionna uses a disciplined value approach.

Meanwhile, CI is proposing to merge five smaller funds sold under the Clarica banner into larger funds with similar mandates. Furthermore, each fund has the same portfolio manager as the fund into which it is being merged. The proposed mergers are as follows:

| Terminating Fund | Continuing Fund | Portfolio Manager |
|---|---|---|
| Clarica Balanced Fund | Clarica Summit Growth and Income Fund | Harbour Funds |
| Clarica Canadian Large Cap Value Fund | Clarica Summit Canadian Equity Fund | Harbour Funds |
| Clarica Global Large Cap Value Fund | Clarica Summit Foreign Equity Fund | Harbour Funds |
| Clarica Global Bond Fund | CI Global Bond Fund | Trilogy Advisors, LLC |
| Clarica Alpine Canadian Resources Fund | Signature Canadian Resource Fund | Signature Funds |

The mergers are subject to regulatory and unitholder approval. If approved, the mergers will be completed November 29, 2004.

In addition, the mergers will result in changes to the names and underlying funds of two Clarica segregated funds, effective November 29, 2004:

- Clarica SF Global Bond Fund will have its name changed to Clarica SF CI Global Bond Fund and its underlying fund will be CI Global Bond Fund;
- Clarica SF Alpine Canadian Resources Fund will have its name changed to Clarica SF CI Signature Canadian Resource Fund and its underlying fund will be Signature Canadian Resource Fund.

The investment mandates of the segregated funds will not change and policyholders' contracts will not be affected.

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned wealth management firm with approximately $64.1 billion in fee-earning assets as of August 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

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*For further information, contact:*
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com



# Communiqué

**Pour diffusion immédiate** **Symbole TSX : CIX**

## Fonds CI annonce des changements dans la gestion de portefeuille et propose des fusions de fonds

TORONTO (le 20 septembre 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui des changements dans la gestion de portefeuille de six fonds ainsi qu'une proposition de fusionner cinq fonds communs de placement portant le nom de Clarica.

« Ces changements démontrent l'engagement continu de CI de rationaliser sa gamme de fonds et de gestionnaires de portefeuille », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Nous créons des fonds plus solides et efficaces et nous les confions entre les mains des meilleurs gestionnaires de fonds disponibles. »

Les changements de la gestion de portefeuille prennent effet immédiatement. Premièrement, le Groupe de Fonds Harbour CI a été nommé conseiller du Fonds Équilibré Clarica, du Fonds Valeur grande capitalisation canadienne Clarica et du Fonds Valeur grande capitalisation mondiale, à la place de AIM Funds Management Inc. Gerald Coleman, directeur des placements de Harbour, est le gestionnaire principal des trois fonds tandis que Stephen Jenkins est le co-gestionnaire du Fonds Valeur grande capitalisation mondiale Clarica.

CI procède à ces changements parce qu'il y aura ensuite une fusion des trois fonds, qui possèdent un actif total de seulement 98 millions de dollars en tout, avec d'autres fonds portant la marque Clarica qui sont déjà gérés par Harbour, qui utilise sa démarche axée sur la valeur éprouvée.

Deuxièmement, Sionna Investment Managers Inc. a été nommé conseiller du Fonds de petites sociétés canadiennes CI, qui détient un actif de 244 millions de dollars, ainsi que la portion des petites capitalisations canadiennes de la Catégorie gestion de style canadien Synergy et du Fonds de répartition tactique d'actifs Synergy. Kim Shannon, directrice des placements de Sionna, et Teresa Lee sont les gestionnaires de portefeuille. Sionna remplace Robert Tattersall de Howson Tattersall Investment Counsel Ltd., qui a démissionné dernièrement de ces mandats. Il n'y aura pas de changement dans l'ensemble du style de placement des fonds, puisque Sionna utilise une démarche axée sur la valeur.

En même temps, CI propose de fusionner cinq fonds plus petits qui se classent sous la marque Clarica avec des fonds plus importants qui détiennent des mandats similaires. De plus, tous les fonds ont les mêmes gestionnaires de portefeuille que les fonds avec lesquels ils seront fusionnés. Les fusions proposées sont les suivantes :

Fonds CI

**Communiqué**

| Fonds clôturé | Fonds prorogé | Gestionnaire de portefeuille |
|---|---|---|
| Fonds Équilibré Clarica | Fonds croissance et revenu Sommet Clarica | Fonds Harbour |
| Fonds Valeur grande capitalisation canadienne Clarica | Fonds d'actions canadiennes Sommet Clarica | Fonds Harbour |
| Fonds Valeur grande capitalisation mondiale Clarica | Fonds d'actions étrangères Sommet Clarica | Fonds Harbour |
| Fonds d'obligations mondiales Clarica | Fonds d'obligations mondiales CI | Trilogy Advisors, LLC |
| Fonds de ressources canadiennes Alpin Clarica | Fonds de ressources canadiennes Signature | Fonds Signature |

Ces fusions doivent être approuvées par les porteurs de parts et les organismes de réglementation. Si elles sont approuvées, les fusions se feront le 29 novembre 2004.

De plus, les fusions résulteront en des changements prenant effet dans les fonds sous-jacents et avec les noms de deux fonds distincts Clarica, dès le 29 novembre 2004 :

- Le nom du Fonds d'obligations mondiales Clarica FD sera changé en Fonds d'obligations mondiales Clarica CI FD et son fonds sous-jacent sera le Fonds d'obligations mondiales CI;
- Le nom du Fonds de ressources canadiennes Alpin Clarica FD sera changé en Fonds de ressources canadiennes Signature CI Clarica FD et son fonds sous-jacent sera le Fonds de ressources canadiennes Signature.

Les mandats de placement des fonds distincts ne changeront pas et les contrats des porteurs de parts ne seront pas affectés.

CI est une filiale en propriété exclusive de CI Fund Management Inc., une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 64,1 milliards de dollars au 31 août 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI Fund Management offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse www.cifunds.com.

-30-

*Pour de plus amples renseignements, veuillez communiquer avec :*
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tél. : (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

# News Release

**FOR IMMEDIATE RELEASE** **TSX Symbol: CIX**

**TORONTO (September 21, 2004)** – CI Fund Management Inc. and its wholly-owned subsidiary CI Mutual Funds Inc. ("CI") today reported that late yesterday CI received a letter from Staff of the Ontario Securities Commission in connection with Staff's ongoing review of certain trading practices in the mutual fund industry. CI has been fully cooperating with Staff in all phases of the review since it began in November 2003.

In its letter, Staff expressed a concern that CI may have acted contrary to the public interest in permitting frequent trading to occur in certain accounts over the period October 1999 to September 2003 and advised that it is contemplating proceedings before the Commission against CI as a result of this concern. Staff has indicated that it understands that such trading is no longer permitted by CI. Staff also has indicated that its review has revealed no evidence of late trading.

CI is carefully reviewing the concerns raised by Staff in its letter and expects to respond promptly.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with $64.1 billion in fee-earning assets at August 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

-30-

*For further information contact:*
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145